UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NGM BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ATLAS NEON MERGER SUB, INC.
(Name of Filing Persons (Offeror))

ATLAS NEON PARENT, INC.
(Name of Filing Persons (Parent of Offeror))

THE COLUMN GROUP, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP GP, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP MANAGEMENT, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II GP, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III GP, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III-A, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV-A, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV GP, LP

(Name of Filing Persons (Affiliate of Offeror))

TCG IV GP, LLC

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III, LP

(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III GP, LP

(Name of Filing Persons (Affiliate of Offeror))

TCG OPPORTUNITY III GP, LLC

(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL, LP

(Name of Filing Persons (Affiliate of Offeror))

PONOI MANAGEMENT, LLC

(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL II, LP

(Name of Filing Persons (Affiliate of Offeror))

PONOI II MANAGEMENT, LLC

(Name of Filing Persons (Affiliate of Offeror))

DAVID V. GOEDDEL

(Name of Filing Persons (Affiliate of Offeror))

TIMOTHY KUTZKEY

(Name of Filing Persons (Affiliate of Offeror))

PETER SVENNILSON

(Name of Filing Persons (Affiliate of Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

62921N105
(CUSIP Number of Class of Securities)

James Evangelista The Column Group, LP 1 Letterman Drive Building D, Suite DM-900 San Francisco, CA 94129 (415) 865-2050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Austin S. Pollet Luke Jennings Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of February 25, 2024 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

In connection with the proposed acquisition of the Company, Parent will cause Merger Sub to commence a tender offer for the outstanding shares of common stock of the Company (the “Offer”). The Offer has not yet commenced. This filing is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company or any other securities. This filing is also not a substitute for the tender offer materials that Parent and Merger Sub will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the Offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) and a Schedule 13E-3. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND THE SCHEDULES 13E-3 WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. When filed, the Company’s stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement, the Schedules 13E-3 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors & Media page of the Company’s website, www.ngmbio.com, or by contacting the Company at ir@ngmbio.com. In addition, the Company’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement.

Cautionary Notice Regarding Forward-Looking Statements

Statements contained in this filing regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “estimates,” “expects,” “focused,” “continuing to,” “seeking,” “will” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include those related to: the ability of the Company and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transactions, the Company’s and Parent’s beliefs and expectations and statements about the benefits sought to be achieved by Parent’s proposed acquisition of the Company, the potential effects of the acquisition on both the Company and Parent, the possibility of any termination of the Merger Agreement, estimates relating to the Company's past, current or future financial condition, and other statements that are not historical fact. Because such statements deal with future events and are based on current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this filing. These forward-looking statements are subject to risks and uncertainties, including, without limitation, risks and uncertainties associated with: the timing of the Offer and the Merger, uncertainties as to how many of the unaffiliated stockholders will tender their shares in the Offer, the risk that competing offers or acquisition proposals will be made, the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee, the effects of disruption from the transactions contemplated by the Merger Agreement, and the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Except as required by law, the filing persons assume no obligation to update these forward-looking statements, which speak only as of the date they are made.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release of the Company issued on February 26, 2024.